Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

June 25, 2019

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Aspiriant Trust (File Nos. 333-178600 and 811-22648)

Dear Ms. Marquigny:

On behalf of Aspiriant Trust (the “Trust”), this letter provides updated fee tables and expense examples as requested in connection with post-effective amendment no. 26 to the Trust’s registration statement on Form N-1A, which was filed on May 2, 2019. The fee tables and expense examples are included in the attached appendix.

Please contact me at (202) 373-6091 with questions or comments.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum

cc:	Benjamin D. Schmidt, Aspiriant Trust

Morgan, Lewis & Bockius llp 1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

APPENDIX

Aspiriant Risk-Managed Equity Allocation Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment):
	Advisor Shares	Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases (as percentage of offering price)	NONE	NONE
Maximum Deferred Sales Charge (Load) (as a percentage of net asset value)	NONE	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	NONE	NONE
Redemption Fee (as percentage of amount redeemed) (on shares held for 90 days or less)	NONE	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
	Advisor Shares	Institutional Shares(1)
Management Fees	0.24%	0.24%
Distribution (12b-1) Fees	NONE	0.25%
Other Expenses	0.14%	0.14%
Acquired Fund Fees and Expenses(2)	0.28%	0.28%
Total Annual Operating Expenses	0.66%	0.91%
Fee Waiver (3)	(0.08%)	(0.08%)
Total Annual Operating Expenses After Fee Waiver	0.58%	0.83%

(1)	Estimated for current fiscal year.
(2)	Acquired Fund Fees and Expenses represent fees and expenses incurred indirectly by the Fund as a result of its investment in other investment companies. Total Annual Operating Expenses and Total Annual Operating Expenses After Fee Waiver in this table may not correlate to the gross and net ratios of expenses to average net assets provided in the Financial Highlights section of this prospectus, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.
(3)	The Adviser has contractually agreed to waive its advisory fee from 0.24% to 0.16% through June 30, 2020. This arrangement may be terminated only by the Trust’s Board of Trustees.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Advisor Shares	$59	$203	$360	$815
Institutional Shares	$85	$282	$496	$1,112

Aspiriant Risk-Managed Municipal Bond Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment):
Maximum Sales Charge (Load) Imposed on Purchases (as percentage of offering price)	NONE
Maximum Deferred Sales Charge (Load) (as percentage of net asset value)	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	NONE
Redemption Fee (as percentage of amount redeemed)	NONE

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.27%
Distribution (12b-1) Fees	NONE
Other Expenses	0.12%
Acquired Fund Fees and Expenses (1)	0.18%
Total Annual Operating Expenses	0.57%
Fee Waiver (2)	(0.06%)
Total Annual Operating Expenses After Fee Waiver	0.51%

(1)	Acquired Fund Fees and Expenses represent fees and expenses incurred indirectly by the Fund as a result of its investment in other investment companies. Total Annual Operating Expenses and Total Annual Operating Expenses After Fee Waiver in this table may not correlate to the gross and net ratios of expenses to average net assets provided in the Financial Highlights section of this prospectus, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.
(2)	The Adviser has contractually agreed to waive its advisory fee from 0.27% to 0.21% through June 30, 2020. This arrangement may be terminated only by the Trust’s Board of Trustees.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$52	$177	$312	$708

Aspiriant Defensive Allocation Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment):
Maximum Sales Charge (Load) Imposed on Purchases (as percentage of offering price)	NONE
Maximum Deferred Sales Charge (Load) (as percentage of net asset value)	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	NONE
Redemption Fee (as percentage of amount redeemed)	NONE

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.10%
Distribution (12b-1) Fees	NONE
Other Expenses	0.09%
Acquired Fund Fees and Expenses(1)	0.82%
Total Annual Operating Expenses	1.01%

(1)	Acquired Fund Fees and Expenses represent fees and expenses incurred indirectly by the Fund as a result of its investment in other investment companies. Total Annual Operating Expenses in this table may not correlate to the ratio of expenses to average net assets provided in the Financial Highlights section of this prospectus, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$103	$322	$558	$1,236

Aspiriant Risk-Managed Taxable Bond Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment):
Maximum Sales Charge (Load) Imposed on Purchases (as percentage of offering price)	NONE
Maximum Deferred Sales Charge (Load) (as percentage of net asset value)	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	NONE
Redemption Fee (as percentage of amount redeemed)	NONE

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.25%
Distribution (12b-1) Fees	NONE
Other Expenses	0.28%
Acquired Fund Fees and Expenses(1)	0.35%
Total Annual Operating Expenses	0.88%
Fee Waiver(2)	(0.17%)
Total Annual Operating Expenses After Fee Waiver	0.71%

(1)	Acquired Fund Fees and Expenses represent fees and expenses incurred indirectly by the Fund as a result of its investment in other investment companies.
(2)	The Adviser has contractually agreed to waive its advisory fee from 0.25% to 0.08% through June 30, 2020. This arrangement may be terminated only by the Trust’s Board of Trustees.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$73	$264	$471	$1,069

4